[Letterhead of Redwood Mortgage]

August 29, 2008

Howard Efron
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Redwood Mortgage Investors VIII, a California Limited Partnership
Form 10-K for the year ended December 31, 2007
File No. 0-27816

Dear Mr. Efron:

Redwood Mortgage Investors VIII, a California limited partnership (“Redwood”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated August 22, 2008, related to the above filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response in regular type.

Form 10-K for the fiscal year ended December 21, 2007

1.
We note from the proposed disclosure in your response letter that your management plans to, again, conclude that disclosure controls and procedures were effective as of the end of the fiscal year.  In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  So we may better understand your response, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of the facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please further amend the 10-K to disclose management’s revised conclusion on the effectiveness or your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Response

After considering the above Staff comment further, we have decided to amend the 10-K to disclose management’s revised conclusion on the effectiveness of Redwood’s disclosure controls and procedures and such amendment will provide that the disclosure controls and procedures were not effective as of the end of the fiscal year.  The revised “Evaluation of Disclosure Controls and Procedures” to be set forth in Item 9a(T) in the amended Form 10-K will contain the following disclosure:

Evaluation of Disclosure Controls and Procedures

The partnership carried out an evaluation, under the supervision and with the participation of the general partners, of the effectiveness of the design and operation of the partnership’s disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended.  Based upon that evaluation and solely because of the partnership’s failure to file the required Management’s Annual Report on Internal Control over Financial Reporting (“Report of Management”) in its Annual Report on Form 10-K when it was originally filed in March 2008, the general partners concluded that the partnership’s disclosure controls and procedures were not effective in timely alerting the general partners to material information related to the partnership that is required to be included in our periodic filings and the Securities and Exchange Commission.

The partnership has remedied this failure in the effectiveness of its disclosure controls and procedures by filing the required Report of Management in this amendment to its Annual Report on Form 10-K.  The partnership has also implemented additional controls and procedures designed to ensure that the disclosures provided by the Company meet the then-current requirements of the applicable filing made under the Securities Exchange Act of 1934, as amended.

The general partners do not expect that the partnership’s disclosure controls will prevent or detect all errors.  A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the control system’s objectives will be met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected.  These inherent limitations include the realities that disclosure requirements may be misinterpreted and judgments in decision-making may be inexact.

If you have any questions or additional comments regarding this response, we suggest that you call our outside counsel, Stephen Schrader of Baker & McKenzie LLP, at (415) 376-3028.

Sincerely,

/s/  Michael R. Burwell

Michael R. Burwell
President and Chief Financial Officer of General Partners of Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA  94063
Fax:  (650) 364-3978